CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As the co-author of the below mentioned technical report on the San Sebastián Project in Jalisco State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)	I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B.Sc. (Geology ) University of Rhodesia, Zimbabwe, 1979;

Diplome d„Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M.Sc. (Economic Geology), Rhodes University, South Africa, 1996;

3)	I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09);

4)	I have worked as a mining and exploration geologist in the minerals industry for over 30 years;

5)	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments and 5 years as a senior consultant;

6)	I visited the San Sebastián Project in Mexico on October 14, 2011 and again on October 6 and 7, 2012;

7)	I was an author of the previous 2012 Micon Technical Report on the San Sebastián Property;

8)	As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the paarts of the Technical Report for which I am respponsible contain all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)	I have read NI 43-101 and the portions of this Technical Reeport for which I am responsible have been prepared in compliance with NI 43-101;

11)	I am responsible for Section 1, Sections 9 through 12, 14, 15, 25 and 26 of the Technical Report dated March 6, 2013 and dated effective December 15, 2012, entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Projject, Jalisco State Mexico.”

Dated this 6th day of March, 2013

“Charley Z. Murahwi” {Signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM